File No. 70-8823

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 4
                        (Post-Effective Amendment No. 2)

                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              SOUTHERN ENERGY, INC.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY
                (Name of top registered holding company parent of
                          each applicant or declarant)

                           Thomas G. Boren, President
                              Southern Energy, Inc.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338
                     (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

      W.L. Westbrook                        Thomas G. Boren, President
 Financial Vice-President                      Southern Energy, Inc.
   The Southern Company                         900 Ashwood Parkway
270 Peachtree Street, N.W.                           Suite 500
  Atlanta, Georgia  30303                     Atlanta, Georgia  30338


                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216



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Item 1.  Description of Proposed Transactions.

         This Post-Effective Amendment No. 2 fully restates and wholly supersedes Post-Effective Amendment No. 1 in this File.

         1.1 Background. Southern Energy, Inc.(`Southern Energy"), formerly known as SEI Holdings, Inc. , is a wholly-owned non-utility subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). By order dated September 26, 1996 (the "September 1996 Order"), the Commission authorized Southern Energy, through one or more subsidiaries referred to as "Marketing Subsidiaries," to broker or market electricity and other forms of energy commodities, including natural gas, oil and coal, within the United States, and to provide incidental related services to customers, subject to certain qualifications and limitations as regards retail sales of electricity and natural gas. Under the September 1996 Order, the Commission reserved jurisdiction over activities by Marketing Subsidiaries outside the United States pending completion of the record.
         Southern Energy now requests that the Commission release jurisdiction heretofore reserved over activities by Marketing Subsidiaries in Canada to permit Marketing Subsidiaries to engage in Canada in any of the activities that may be conducted by Marketing Subsidiaries in the United States. Such Marketing Subsidiaries will not make any sale of electricity or natural gas to a wholesale or retail customer in Canada unless authorized or permitted to make such sale under all applicable laws. Southern Energy is not herein requesting any other modification to the terms or conditions of the September 1996 Order, and requests that the Commission continue to reserve jurisdiction over activities by Marketing Subsidiaries outside the United States and Canada.

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         Southern Energy submits that approval of this request is appropriate in that (i) the North American energy market has already evolved into an integrated market in terms of both physical interconnection and the volume of cross-border electricity and gas sales; (ii) such approval would enable Marketing
Subsidiaries of Southern Energy to compete with other large independent power and gas marketers that have already established a presence in the Canadian market with resulting benefits for both consumers and investors; (iii) such approval would enable Southern Energy to establish a presence in the Canadian market without the need to invest significant sums in sources of production or supply in that country; (iv) the types of activities in which Marketing Subsidiaries will engage in Canada are the same types of activities in which Marketing Subsidiaries are engaged in the United States and will be subject to the same risk mitigation measures and (v) legislative and administrative actions by Congress and other U.S. regulatory bodies, including the Energy Policy Act of 1992 ("EPAct"), the North American Free Trade Agreement ("NAFTA"), the sharp increase in export licenses granted by the Department of Energy ("DOE"), and recent rulings by the Federal Energy Regulatory Commission ("FERC") conditioning market rate orders granted to power marketing affiliates of Canadian utilities upon the existence of open access to the transmission systems of such Canadian utilities, all underscore the importance of promoting free and unfettered competition in the North American energy market as a national goal. Finally, Southern Energy believes that considerations underlying the recent orders of the Commission authorizing subsidiaries of registered holding companies to engage in

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demand-side management and energy efficiency activities in Canada are equally applicable to the proposal contained herein. Indeed, because gas and electric power markets are converging rapidly, in order for an electric utility holding company system to serve its traditional utility customers most efficiently, a system such as Southern's must develop expertise in natural gas marketing and the converging energy services market that can only be achieved by competing effectively within the natural gas and electricity commodity market that in fact exists and that is continuing to evolve--the North American market that includes Canada. Therefore the reasoning of Eastern Utilities Associates, HCAR 26232 ( February 15, 1995) 1995 SEC LEXIS 395, and HEC,Inc., HCAR 26108 (August 19,1994) , pertaining to the benefits to utility operating subsidiaries of the holding company system developing the employee skill base in emerging energy markets applies as well to the pending Application.
         The energy marketing and brokering activities of Marketing Subsidiaries in Canada would likely be carried out principally through Southern Company Energy Marketing L.P. ("SCEM"), its subsidiary Southern Company Retail Energy Marketing L.P. ("SCREM"), and other yet to be formed subsidiaries of SCEM. Southern Energy owns 60% of SCEM and SCREM through subsidiaries. Both SCEM and SCREM are Marketing Subsidiaries. SCEM engages in wholesale sales of energy commodities, while SCREM focuses principally upon retail sales. Both SCEM and SCREM are limited partnerships. The general partner in each is Southern Company Energy Marketing G.P., L.L.C. ("SCEM-GP"), a limited liability company that owns a 1% general partner interest in each of SCEM and SCREM. SCEM owns the remaining 99% limited partner interest in SCREM. With regard to SCEM, SC Energy Ventures, Inc., an indirect wholly owned subsidiary of Southern Energy, owns a 59.4% limited partner interest in SCEM, and the remaining 39.6% of the ownership interests in SCEM is owned by a subsidiary of Vastar Resources, Inc., which is not affiliated with Southern.

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         Vastar Resources, Inc. also owns 40% of the member interest in SCEM-GP.
The remaining 60% of the member interest in SCEM-GP is owned by SC Ashwood Holdings, Inc., an indirectly wholly owned subsidiary of Southern Energy. SC Energy Ventures, Inc. and SC Ashwood Holdings, Inc. are both wholly owned subsidiaries of Southern Energy Trading and Marketing, Inc., which in turn is a wholly owned subsidiary of Southern Energy Ventures, Inc. Southern Energy North America, Inc. owns 100% of Southern Energy Ventures, Inc., and Southern Energy owns 100% of Southern Energy North America, Inc.
         1.2 The North American Energy Market Constitutes a Single Market. There are few, if any, remaining physical barriers to electricity and gas transactions across the U.S.-Canada border. The electricity transmission grids in Canada and the United States are interconnected at many points. Certain U.S. and Canadian utility systems have been operated synchronously for decades and coordinate operations and planning through membership in regional reliability councils. Likewise, there are several large natural gas pipelines between the U.S. and Canada.
         The Western Systems Power Pool ("WSPP") is one of the best examples of the increasingly integrated, international nature of the North American electricity market. The WSPP functions as a marketplace where members can trade electricity under favorable regulatory conditions. The organization began in 1987 as an experiment involving 15 utilities in or near California. Since then, it has grown to include over 140 members located throughout the United States and Canada, including Canadian entities such as Edmonton Power, Powerex (an affiliate of B.C. Hydro), TransAlta Utilities Corp., TransCanada Power Corp. and

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West Kootenay Power.1 Southern Energy Trading and Marketing, Inc. and SCEM have been members of WSPP, and SCEM is currently a member.
         In recent years, the volume of cross-border gas and electricity sales has grown dramatically and is projected to grow well into the future. In 1996, the U.S. imported (mostly from Canada) 12.4% of its total gas consumption, which is expected to increase to 15.2% by 2020 as additional pipeline capacity is constructed.2 Canadian exports of gas to the U.S. in 1994 amounted to approximately 50% of Canada's total domestic production, up from 28% a decade ago.3 In 1996, the U.S. imported 46.8 billion kWhs of electricity (again, mostly from Canada) and exported 9.3 billion kWhs. While U.S. imports of electricity are not projected to grow, exports of electricity from the U.S. are expected to double by 2020.4
         1.3 Other Energy Marketers With Which Southern Energy Competes Have Already Established a Presence in the Canadian Markets. Many U.S. power producers and marketers have already sought and obtained export authorizations from the Department of Energy ("DOE") under Section 202(e) of the Federal Power Act. For example, within the past few years, North American Energy Conservation,



--------

1 See Western System Power Pool Transmission and Ancillary Services Tariff and Revisions to WSPP Agreement to Unbundle Transmission from Sales Prices Filed with the Federal Energy Regulatory Commission, Dec. 30, 1996, F.E.R.C. Docket No. OA97-220-000.

2 See "Annual Energy Outlook 1998," Dept. of Energy, Energy Information Admin. - 0383(98) (December 1997), p. 61.

3 "International Energy Outlook 1996," Dept. of Energy, Energy Information Admin. - 0484(96) (May 1996), p. 40.

4        "Annual Energy Outlook 1998," supra, n. 2, p. 115.



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U.S. Generating Company, CNG Energy Services, Inc., Destec Power Services, Inc.
and NorAm Energy Services, Inc. have all sought and obtained licenses to export power at specified interconnection points.5 In 1996, DOE granted, with conditions, Enron Power Marketing, Inc.'s request for "blanket" authority to export power across all interconnection points into Canada.6 A number of U.S. energy producers and marketers are already actively engaged in natural gas marketing in Canada either directly or through affiliates, including Enron, Pacific Gas and Electric, Natural Gas Clearinghouse, Coral Energy, Duke Energy, El Paso, Koch, and Williams Energy.
         Of course, energy marketing does not simply involve exporting U.S. produced power or gas into Canada. Marketers also need the flexibility to purchase sources of supply within Canada either for import into the United States or for resale to customers in Canada. Although Marketing Subsidiaries of Southern Energy may, consistent with the terms of the September 1996 Order, purchase energy supplies in Canada for resale in the United States, and may sell U.S. produced power and gas at the border, they are restricted under the September 1996 Order from making sales in Canada. This restriction will place Marketing Subsidiaries of Southern Energy at a competitive disadvantage vis-a-vis other marketers, especially as deregulation of energy markets in Canada evolves. For example, the restriction in the September 1996 Order would presumably prevent Marketing Subsidiaries from selling U.S. produced power to a

___________________

5 Southern Energy Trading and Marketing, Inc. had been added to WSPP's license to export electricity to WSPP members in western Canada while it was a member of WSPP.

6        See Enron Power Marketing, Inc., Order No. EA-115 (September 26, 1996).

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customer in Canada if the delivery point (viz., the point where title typically passes) is on the Canadian side of the border, and would preclude Marketing Subsidiaries from agreeing to supply all of the facilities of a "national account" customer (e.g., a supermarket chain) if some of those facilities are located in Canada.
         1.4 Allowing Marketing Subsidiaries To Engage in Business in Canada Would Enable Southern Energy to Participate in the Canadian Energy Markets Through Marketing Transactions Without Having to Make Any Significant Foreign Investment in Facilities. Southern Energy has in the past investigated investment opportunities in Canada. A significant benefit to Southern Energy in being able to engage in energy marketing in Canada is that it may obviate the need to make any capital investment in facilities in Canada solely for the purpose of establishing a "presence." Instead, Southern Energy would be able to participate in the energy market in Canada in a material way through marketing transactions without investing the significant sums required to develop or acquire sources of production or supply.
         1.5 In Canada Marketing Subsidiaries Will Engage in the Same Types of Activities They Do in the United States and Will Utilize the Same Risk Mitigation Measures. The activities in which Southern Energy proposes to engage in Canada are the same activities in which it is currently engaged in the United States. Southern Energy proposes to engage, in Canada as well as the United States, through one or more Marketing Subsidiaries, in all forms of brokering and marketing transactions involving electricity and other types of energy commodities and in providing incidental related services to customers. Brokering

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generally involves bringing two parties (typically a buyer and seller) together for a fee or commission that one of the parties has agreed to pay. Marketing transactions may take a variety of forms. In general, however, marketing transactions involve contracts under which the performance of the parties is expressed in terms of the obligation to make or take physical delivery of electricity, gas or other energy commodities or the purchase and sale of commodity-based derivatives contracts, such as options, swaps and exchange-traded futures contracts, under which physical delivery may or may not in fact occur.
         Moreover, the use of various risk mitigation techniques available to energy marketers and already utilized by Marketing Subsidiaries of Southern Energy will enable Marketing Subsidiaries to participate in Canadian energy markets, as well as the U.S. energy markets, while limiting financial risk. The trading and marketing activities that would be engaged in by Marketing Subsidiaries in Canada are the same as those engaged in by Marketing Subsidiaries in the United States. The only difference in risk imposed by conducting such activities in Canada is currency risk, which risk can be mitigated through derivative instruments, such as currency swaps. A key element of successful energy marketing is the use of risk mitigation measures to balance overall portfolio positions in order to limit the losses that may be sustained on any particular commodity transaction due to fluctuations in the market price of the commodity (market price risk) or to a failure by the other party to the contract to perform (counter-party credit risk). Such risk mitigation measures include entering into off-setting physical delivery contracts (i.e., off-setting purchases and sales of electricity, gas, etc.), the purchase and sale of derivative instruments (such as options, futures contracts and swap agreements) for purposes of hedging a physical position, an appropriate mix of long and short-term contracts, evaluating creditworthiness of counter-parties and limiting exposure to counter-parties based upon their creditworthiness through

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contractual rights to liquidate positions, rights to require posting of collateral, parental guarantees or other forms of credit support. The Marketing Subsidiaries of Southern Energy have to date successfully employed such techniques to minimize losses incurred on individual energy transactions while growing to become among the largest marketers of electricity and natural gas in the United States.
         In addition to such risk mitigation techniques, the Marketing Subsidiaries of Southern Energy utilize trading and risk management control systems that are periodically reviewed by outside experts to ensure that they are state of the art. Currently, the energy marketing and brokering activities of Marketing Subsidiaries are carried out principally through SCEM and SCREM. The board of governors of SCEM-GP (the "SCEM Board"), the general partner of both SCEM and SCREM, has adopted a formal risk management policy (the "Risk Management Policy") that applies to SCEM, SCREM, and any direct or indirect subsidiaries of SCEM that may be created in the future. The Risk Management Policy identifies those commodities with respect to which such Marketing Subsidiaries are authorized to enter into transactions with third parties and for all such commodities collectively, and for each individual commodity, establishes limits on the exposure to risk of loss due to changes in market price that such Marketing Subsidiaries may assume. For each such commodity, SCEM maintains a risk book, in which it tracks all transaction risk related to changes in market prices for purposes of valuing, monitoring, managing and reporting that risk.
         The Marketing Subsidiaries use value at risk methodologies to measure such price risk exposure on an ongoing basis. The particular methodology used to calculate the value at risk for each commodity is approved by the Risk Management and Control Committee (the "Risk Management Committee"), which

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includes the President and Chief Executive Officer of SCEM, Chief Financial
Officer of SCEM, the Vice President Treasurer and Controller of Southern Energy and the Vice President and Controller of Vastar Resources, Inc. Any new commodities authorized by the SCEM Board cannot be traded until the Risk Management Committee has approved methodologies for measuring value at risk for such commodities. For purposes of estimating value at risk, positions are aggregated by delivery point and time period and are reported separately for each approved commodity. Any commodity transactions used as cross-commodity hedges are included in the portfolio hedged. The Risk Management Committee has to approve the initial correlations or hedge ratios for commodities used as cross-commodity hedges. Except as necessary to report cross-commodity hedges, each approved commodity's risk is viewed independently and summed for purposes of applying the value at risk limits.
         Each day a risk report is prepared that sets out a variety of information, including the net long or short positions from all risk books for the approved commodities, the change in the daily portfolio value on a marked to market basis, the value at risk, and a full description of any violations of the Risk Management Policy. If the end of day change in the marked to market value in the trading risk books is above certain levels (whether such change is positive or negative), then the President of Southern Energy and the Chief Financial Officer of Vastar Resources, Inc. are notified. Depending on the magnitude of the change, the Risk Management Policy may also require that the Chief Financial Officer and the Chairman of Southern be notified. The Risk Management Policy anticipates that the limits on value at risk that it establishes may be exceeded on an infrequent basis. If such a limit overage does occur, the Risk Management Policy requires that it be reported to the Chairman of the Risk Committee together with an explanation and recommended course of

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action to attain compliance with the Risk Management Policy. Prior to SCEM entering into any transaction that is likely to cause the risk limits to be exceeded, the justification must be provided to and approval obtained from the Chairman of the Risk Committee.
         All physical or financial transactions engaged in by Marketing Subsidiaries are carried out in accordance with the risk management practices described above. For example, the Risk Management Policy adopted by the SCEM Board described above sets an overall value at risk limit that applies on an aggregate basis to all brokering and marketing transactions entered into by SCEM, SCREM and any future subsidiaries of SCEM, regardless of the commodity involved or whether the transactions are physical or financial. SCEM also applies the procedures it has implemented to minimize counter-party credit risk to all such transactions. By having Marketing Subsidiaries engaging in transactions in Canada, as well as the United States, Southern Energy will develop expertise that will allow Marketing Subsidiaries, and ultimately the public utility affiliates of Southern Energy, to compete much more effectively for energy commodity sales in the deregulated markets that are currently evolving in the United States and Canada.
         1.6 Actions to Promote Energy Competition in the North American Energy Market. Several Canadian provinces have taken deregulation actions that will open provincial electric markets to competition by U.S. and other suppliers and enable Canadian producers and marketers to sell directly to industrial customers in the U.S.7 In turn, marketers affiliated with Canadian utilities have sought approval from the FERC to charge market-based rates in connection with their wholesale sales of electricity in the United States. In Energy Alliance

________________________

7 B. C. Hydro, Canada's third largest utility, has already granted open access to its transmission network and it and the Bonneville Power Administration are using each other's transmission network in pursuing large direct sales accounts. See Energy Economist, November 1996 (The Financial Times Limited).



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Partnership, 73 F.E.R.C. P. 61,019 (1995), FERC, in its review of a market-based rate application filed by a power marketer affiliated with a Canadian utility (Hydro-Quebec), determined that it was appropriate to apply the same general standards that are applied in similar cases to a marketer affiliated with a U.S. utility. These standards include proof that the applicant does not have, or has adequately mitigated, market power in generation and transmission and may not impose other barriers to market entry. In Energy Alliance, the applicant argued that its affiliation with a Canadian utility with an extensive transmission network located exclusively in Canada should be ignored for purposes of this analysis since the FERC would have no jurisdiction over the affiliate in any event. FERC rejected this argument, although acknowledging that it would be powerless to order open access to the Canadian utility's transmission grid. The policy objective, as FERC stated, is not to open Canadian transmission in order to serve Canadian load; rather, it is to ensure that other potential suppliers to the U.S. market would have non-discriminatory access to the Canadian affiliate's transmission. 73 F.E.R.C. at 61,030-31. On the facts of the case, FERC was not satisfied that such non-discriminatory access to Hydro-Quebec's transmission grid existed.
         Subsequently, FERC granted a similar market-based rate request to a marketer affiliated with another Canadian utility (TransAlta Utilities Corporation, located in Alberta) upon finding that transmission grid access arrangements existing in Alberta were sufficient to enable all potential competitors to use that transmission system subject to the same rates, terms and conditions in order to reach loads in the United States. See TransAlta Enterprises Corporation, 75 F.E.R.C. P. 61,268 (1996). In addition, FERC

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indicated that a further consideration in its analysis of such foreign marketer cases is whether the affiliate's transmission arrangements in Canada are such as to allow power sellers in the United States to use the transmission system in order to reach potential markets in Canada on a reciprocal basis.8
         The clear implication of these market-based rate orders is that FERC strongly favors competition on a reciprocal basis in cross-border transactions, and that it does not believe that relevant power markets in North America are defined by the international boundaries. As these actions demonstrate, FERC has taken a strong stand (within the limits of its jurisdiction) to promote wholesale electric competition in cross-border transactions. The underlying premise in all of these actions, of course, is that the U.S. and Canadian markets cannot be divorced from each other and that the public interest will be served by actions designed to promote competition on both sides of the border.
         1.7 The Relevance of Other Legal Developments Promoting Competition in the North American Energy Markets. EPAct, which amended the Act by adding new Sections 32 (regarding investments in EWGs) and 33 (regarding investments in FUCOs), expresses a clear Congressional intent to eliminate the Act as an artificial restraint in the development of international energy markets in the name of promoting competition in the U.S. wholesale electric market and facilitating export of U.S. expertise in the electric and gas utility industries. Thus, a foreign corporation can now acquire and own a wholesale


____________________

8        In British Columbia Power Exchange Corporation, 78 F.E.R.C. P. 61,024
         (1997), FERC again rejected a market-based rate application filed by a power marketer affiliated with a Canadian utility (British Columbia Hydro and Power Authority) because it was not satisfied that the utility affiliate's tariffs satisfied FERC's non-discriminatory transmission access requirements. FERC reiterated that, in its review of these filings, it will also seek to assure reciprocal service into and out of Canada.


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electric generating subsidiary in the United States without being subject to unnecessary regulation as a holding company under the Act, and U.S. companies (including registered holding companies) may acquire and hold electric and gas utility subsidiaries which operate outside the United States.
         The action requested herein would also be consistent with the goals of increased trade between the United States and Canada as expressed in NAFTA. The public policy enunciated in NAFTA encourages the reduction of barriers to trade and the enhancement of investment opportunities between the United States and Canada, to the betterment of consumers.
         1.8 The Rationale Articulated in the Commission's Recent Orders on D.S.M./Energy Efficiency Activities in Canada Is Equally Applicable to Southern Energy's Request. The SEC itself has previously recognized the appropriateness of permitting a registered holding company to engage in certain energy-related activities outside the United States. Specifically, by orders dated September 30, 1994 (Holding Company Act Release No. 26135) and February 15, 1995 (Holding Company Act Release No. 26232), the SEC authorized EUA Cogenex Corporation, a subsidiary of Eastern Utilities Associates, to engage in demand-side management activities in Canada. As indicated in Section 1.1, supra, the February 15, 1995, Cogenex Order specifically referenced the development of system employee expertise that would inure to the benefit of the affiliated utility operating company subsidiaries.
         These considerations apply with at least equal force to the participation in natural gas marketing by employees of an electric utility holding company because energy and fuel substitution is resulting in the

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convergence of gas and electricity markets, a development acknowledged by the
September 1996 Order. Moreover, skills in the trading and marketing of both physical and financial gas and electricity products are becoming increasingly important to maximizing the value of generating assets. Participation in the natural gas and electricity commodity market that already exists, the integrated North American market, is critical to the success of Marketing Subsidiaries of Southern Energy and therefore in turn to the development of the trading and marketing skills by employees of those Marketing Subsidiaries that will inure to the benefit of the operating company affiliates of Southern Energy as competitive markets continue to develop in the United States generally and in particular in their service territories. The skills being developed by the Marketing Subsidiaries that will benefit the operating company affiliates of Southern Energy include (1) maximizing the value of generating assets through short term and long term energy trades, (2) developing measures of price risk exposure and techniques for managing and mitigating such risk, (3) developing means for managing counter-party credit risk, (4) understanding the various regional markets for energy that exist in North America, and (5) understanding how different energy commodities, regional markets and types of transactions may be correlated.
         Approval similar to that granted EUA was granted to HEC, Inc., a subsidiary of Northeast Utilities (Holding Company Act Release Nos. 26108 and 26335, dated August 19, 1994 and July 19, 1995, respectively). In the second EUA order, which eliminated a revenues-based restriction on the amount of such activities that EUA could engage in outside its sales area, the Commission held that the provision of energy management services in Canada, including conservation and demand-side management services, is "closely related" to EUA's core utility business, and that Congress, through EPAct and other legislation, had stated that there is a "strong national interest in promoting energy conservation and efficiency." Such benefits, which the SEC concluded should not be denied to registered holding companies, would include reduced emissions of pollutants, improved balance of payments, and expanded jobs. (Holding Company Act Release No. 26232, n. 13). Further, the Commission found that such activities would not require significant investment or expose EUA to significant risks.

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         As discussed in Section 1.1, supra, a similar analysis would lead to the conclusion that energy marketing activities of affiliates of a registered holding company should also be allowed in Canada (subject to complying with applicable laws). First, the Commission has already determined in the September 1996 Order that power and energy marketing and brokering activities of a registered holding company are closely-related to its core utility business, even when conducted outside its service territory, and that the risks of the business can be managed through appropriate hedging mechanisms. See also Consolidated Natural Gas Co., Holding Company Act Release No. 26512 (April 30,
1995). Second, important national goals expressed in EPAct and NAFTA would be served by allowing marketing activities in Canada, including the promotion of competition in wholesale electric markets, and the expansion of markets for U.S. produced electricity, some of which may be excess to the needs of the U.S., which will contribute towards the positive balance of payments. And third, marketers outside of registered holding company systems are largely free from U.S. imposed regulatory constraints on energy transactions in Canada. No public interest would be served by an interpretation of the Act that would create or impose an artificial barrier on the full participation in the North American energy market solely by registered holding companies.

         1.9 Releasing Jurisdiction Over Activities by Marketing Subsidiaries in Canada Will Not Have Any Detrimental Effect on Any Utility Subsidiary of Southern. All of Southern's investments in Marketing Subsidiaries are segregated from Southern's domestic public utility subsidiaries (the "Operating Companies"). No Operating Company has extended credit or pledged its assets directly or indirectly to any Marketing Subsidiary, or will in the future do so, although to the extent permitted by applicable law other than the Act, Operating Companies and Marketing Subsidiaries may in the future engage in commodity transactions with each other in the ordinary course of business, which transactions may involve each party extending trade credit to the other from time to time. No indebtedness of any Marketing Subsidiary is otherwise recourse to any Operating Company. Southern represents that it will not seek recovery through higher rates to the Operating Companies' utility customers for any possible losses it may sustain on investments in Marketing Subsidiaries engaged in activities in Canada or for any inadequate returns on such investments.
         1.10 Other Matters - Reporting Requirements. Applicants propose that Southern Energy will file certificates in accordance with Rule 24 within 45 days after the end of each calendar quarter and 120 days after the end of the fiscal year, that provide the following reports, in addition to those required by order of the Commission dated February 2, 1996 (Holding Co. Act Release No. 26468):
(1) the name and purpose of any new Marketing Subsidiary formed during the period and of any existing Marketing Subsidiary not previously disclosed; (2) a balance sheet as of the end of the period and a statement of income and expense for the period for each Marketing Subsidiary, including accompanying notes or, if accounting notes are not provided for the period, a narrative discussion of any losses incurred during the period; (3) a narrative description of the specific activities conducted by each Marketing Subsidiary during the period; and (4) a statement for the period indicating the amount of revenues attributable to physical sales of power, natural gas, and any other energy commodity, expressed as a percentage of total revenues from the physical sale of energy commodities during the period.

Item 2.  Fees, Commissions and Expenses.
         The fees, commissions and expenses paid or to be paid in connection with the proposed transaction are estimated not to exceed $10,000.

Item 3.  Applicable Statutory Provisions.
         Sections 9(a) and 10 of the Act and Rules 23 and 54 thereunder are applicable to the proposed transactions and activities of Marketing Subsidiaries. The Commission has previously determined in the September 1996 Order that energy marketing activities by Southern Energy satisfy the standards of Section 10 and Section 11, to which Section 10(c) refers, even in the absence of any direct nexus between such marketing activities and Southern's core electric utility operations. This Post-Effective Amendment, if granted, would simply enable Southern Energy to engage in the same marketing activities outside the United States. In this regard, however, neither Section 11 nor any other provision of the Act limits the non-utility activities of a registered holding company to the United States.
         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does

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not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the criteria of Rule 53(a), except for clause (1). At August 31, 1998, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.912 billion, or about 75.38% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1998 ($3.863 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.
         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Post-Effective

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Amendment. The action requested in the instant filing (viz. permission for
Southern Energy to conduct certain non-utility activities that are very closely-related to Southern's core utility operations in Canada, in addition to the U.S.) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. On the contrary, Southern Energy believes that approval of the proposal contained in this Post-Effective Amendment would have a modest beneficial effect on the Southern system, because it will enable Southern Energy and its associate companies to remain competitive with other energy suppliers and generate an additional source of revenues from activities that are closely related to Southern's core utility business.
         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1997, that ratio was 47.5% equity and 52.5% debt (including $4.593 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). The proposed transaction will have no effect on consolidated capitalizaton. The common equity component of Southern's pro forma consolidated capitalization

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represents 35.1% of total capitalization at June 30, 1998. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A," which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+". As a point of reference, the pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 45.7%, which is at the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.9
         Southern's consolidated retained earnings grew on average approximately 8.6% per year from 1992 through 1996. In 1997, consolidated retained earnings increased $78,148,000, or slightly more than 2%. The reduction in the rate of earnings growth in 1997 was primarily due to a $111 million windfall profits tax assessed against South Western Electricity in the United Kingdom. The total windfall profits tax for South Western Electricity was $148 million; however, the $111 million reflects only Southern's 75% ownership. Despite the impact of such tax, earnings attributable to Southern's investment in EWGs and FUCOs have made a positive contribution to earnings in the two calendar years after the issuance of the Rule 53(c) Order.


9 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

                  Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.
                  Reference is made to Exhibit I which reflects capitalization at June 30, 1998 and the Statement of Income for twelve months ended June 30, 1998 for Southern and subsidiaries consolidated.

Item 4.  Regulatory Approval.
         No State or Federal commission (other than this Commission) has jurisdiction over the proposed activities of Marketing Subsidiaries that are conducted exclusively in Canada. As indicated elsewhere, the export of power and gas to Canada requires approval by DOE.

Item 5.  Procedure.
         Southern Energy requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Southern Energy hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.

Item 6.  Exhibits and Financial Statements.
         (a)      Exhibits.

                  I      - Capitalization and Income Statement of The Southern
                           Company and Subsidiary Companies after giving effect to certain transactions.

         (b)      Financial Statements.

                  (Not applicable)


Item 7.  Information as to Environmental Effects.

         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  October 23, 1998


                                                     Southern Energy, Inc.


                                                     By:_/s/Tommy Chisholm
                                                          Tommy Chisholm
                                                            Secretary